UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Tesoro Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

88160T107

(CUSIP Number)

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,620,925
	8	Shared voting power 18,434,117[1]
	9	Sole dispositive power 15,620,925[1]
	10	Shared dispositive power 18,434,117[1]
11	Aggregate amount beneficially owned by each reporting person 34,055,042[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 31.5%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in Tesoro Logistics LP (the “Issuer”).
2.	Based upon approximately 108,002,273 common units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,219,002[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 8,219,002[1]
11	Aggregate amount beneficially owned by each reporting person 8,219,002[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.6%[2]
14	Type of reporting person OO

1.	Includes 151,021 Common Units held indirectly through the Reporting Person’s wholly-owned subsidiary Carson Cogeneration Company. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.
2.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 571,065
	9	Sole dispositive power 0
	10	Shared dispositive power 571,065
11	Aggregate amount beneficially owned by each reporting person 571,065
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%[1]
14	Type of reporting person OO

1.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,644,050[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 9,644,050[1]
11	Aggregate amount beneficially owned by each reporting person 9,644,050[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%[2]
14	Type of reporting person OO

1.	The Reporting Person, sole general partner of the Issuer, also owns 2,202,880 general partner units representing a 2.0% general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the Reporting Person to receive increasing percentages of quarterly distributions in excess of specified amounts.
2.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 8 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Tesoro Corporation (“Tesoro”), Tesoro Refining & Marketing Company LLC (“TRMC”), Tesoro Alaska Company LLC (“Tesoro Alaska”) and Tesoro Logistics GP, LLC (the “General Partner” and, collectively with Tesoro, TRMC and Tesoro Alaska, the “Reporting Persons”) on September 24, 2012, as amended on June 3, 2013, December 9, 2013, May 20, 2014, October 24, 2014, November 13, 2015, July 8, 2016 and September 22, 2016 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such Common Units now owned or hereafter acquired to one or more purchasers.

In addition, the board of directors of Tesoro has authorized the management of Tesoro to work with the board of directors and management of the Issuer to both (i) consider, discuss and endeavor to negotiate a merger, consolidation or combination (in whatever form) of assets held by and securities issued by the Issuer and its affiliates and assets held by and securities issued by Western Refining Logistics, LP (“WNRL”), an affiliate of Western Refining, Inc. (“Western”), and its affiliates (such merger, consolidation or combination, a “Transaction”), which such Transaction would be conditioned on the closing of the acquisition of Western by Tesoro, and (ii) consider, discuss and endeavor to negotiate changes to the capital structure of the Issuer, including with respect to incentive distribution rights. There can be no assurance that any discussions that may occur between the Reporting Person, the Issuer or WNRL will result in the delivery of a proposal, or entry into a definitive agreement, concerning a Transaction or, if such a definitive agreement is reached, will result in the consummation of a Transaction provided for in such definitive agreement, or result in any changes to the Issuer’s capital structure, including with respect to incentive distribution rights. Discussions concerning a potential Transaction and/or changes to the Issuer’s capital structure may be terminated at any time and without prior notice.

As part of the Reporting Persons’ ongoing evaluation of this investment and investment alternatives, including the consolidation, combination or acquisition of assets, the Reporting Persons may, from time to time, formulate plans or proposals with respect to such matters, and hold discussions with or make formal proposals to the board of directors of the general partner of the Issuer, other holders of Common Units or other third parties regarding such matters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2017

TESORO CORPORATION

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President, General Counsel and Secretary

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President

TESORO ALASKA COMPANY LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President and General Counsel

TESORO LOGISTICS GP, LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President and General Counsel